UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G

Under the Securities Exchange Act of 1934

 (Amendment No.  ___)*

CIT GROUP INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

125581801
(CUSIP Number)

February 5, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [  ]           Rule 13d-1(b)

 [x]           Rule 13d-1(c)

 [  ]           Rule 13d-1(d)

*           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.  Beneficial ownership information contained herein is given as of the date listed above.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 125581801

1	Names of Reporting Persons. Greenlight Capital, L.L.C.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 4,129,753 shares
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 4,129,753 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,129,753 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 2.1%**
12	Type of Reporting Person (See Instructions) OO

**SEE ITEM 4(b).

CUSIP No. 125581801

1	Names of Reporting Persons. Greenlight Capital, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 8,997,611 shares
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 8,997,611 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,997,611 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 4.5%**
12	Type of Reporting Person (See Instructions) CO

**SEE ITEM 4(b).

CUSIP No. 125581801

1	Names of Reporting Persons. DME Advisors, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 1,502,818 shares
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 1,502,818 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,502,818 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 0.8%**
12	Type of Reporting Person (See Instructions) PN

**SEE ITEM 4(b).

CUSIP No. 125581801

1	Names of Reporting Persons. DME Advisors GP, L.L.C.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 1,502,818 shares
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 1,502,818 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,502,818 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 0.8%**
12	Type of Reporting Person (See Instructions) OO

**SEE ITEM 4(b).

CUSIP No. 125581801

1	Names of Reporting Persons. David Einhorn
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 10,590,429 shares
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 10,590,429 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,590,429 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 5.3%**
12	Type of Reporting Person (See Instructions) IN

**SEE ITEM 4(b).

CUSIP No. 125581801

SCHEDULE 13G

This Schedule 13G is being filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company (“Greenlight LLC”), Greenlight Capital, Inc., a Delaware corporation (“Greenlight Inc.”), DME Advisors, L.P., a Delaware limited partnership (“Advisors”), DME Advisors GP, L.L.C., a Delaware limited liability company that serves as general partner to Advisors (“DME GP” and together with Greenlight LLC, Greenlight Inc. and Advisors, “Greenlight”), and Mr. David Einhorn, the principal of Greenlight (collectively with Greenlight, the “Reporting Persons”).

This Schedule 13G relates to common stock, par value $0.01 (“Common Stock”), of CIT Group Inc., a Delaware corporation (the “Issuer”), (A) purchased by Greenlight for the account of (i) Greenlight Capital, L.P. (“Greenlight Fund”), of which Greenlight LLC is the general partner and for which Greenlight Inc. acts as investment manager, (ii) Greenlight Capital Qualified, L.P. (“Greenlight Qualified”), of which Greenlight LLC is the general partner and for which Greenlight Inc. acts as investment manager, (iii) Greenlight Capital Offshore Partners (“Greenlight Offshore”) for which Greenlight Inc. acts as investment manager, and (iv) the managed account for which Advisors acts as investment manager, and (B) purchased for another private investment vehicle whose investment manager is controlled by Mr. Einhorn.

Item 1

(a)	Name of Issuer
CIT Group Inc.
(b)	Address of Issuer’s Principal Executive Offices
505 Fifth Avenue New York, New York 10017

Item 2

(a)	Name of Person Filing

This statement is being filed on behalf of each of the following persons:
(i) Greenlight Capital, L.L.C.;
(ii) Greenlight Capital, Inc.;
(iii) DME Advisors, L.P.;
(iv) DME Advisors GP, L.L.C.; and
(v) David Einhorn.

(b)	Address of Principal Business Office or, if none, Residence
The principal business office of each the Reporting Persons is 140 East 45th Street, 24th Floor, New York, New York 10017.
(c)	Citizenship

CUSIP No. 125581801

(i) Greenlight LLC is a limited liability company organized under the laws of the State of Delaware.
(ii) Greenlight Inc. is a corporation organized under the laws of the State of Delaware.
(iii) Advisors is a limited partnership organized under the laws of the State of Delaware.
(iv) DME GP is a limited liability company organized under the laws of the State of Delaware.
(v) David Einhorn is a United States citizen.

(d)	Title of Class of Securities
Common Stock, par value $0.01 per share
(e)	CUSIP Number
125581801

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act;
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 125581801

Item 4	Ownership:

Item 4(a)	Amount Beneficially Owned:

i)	Greenlight LLC may be deemed the beneficial owner of an aggregate of 4,129,753 shares of Common Stock held for the accounts of Greenlight Fund and Greenlight Qualified.

ii)	Greenlight Inc. may be deemed the beneficial owner of an aggregate of 8,997,611 shares of Common Stock held for the accounts of Greenlight Fund, Greenlight Qualified and Greenlight Offshore.

iii)	Advisors may be deemed the beneficial owner of 1,502,818 shares of Common Stock held for the managed account for which Advisors acts as investment manager.

iv)	DME GP may be deemed the beneficial owner of 1,502,818 shares of Common Stock held for the managed account for which Advisors acts as investment manager.

v)
Mr. Einhorn may be deemed the beneficial owner of 10,590,429 shares of Common Stock. This number consists of: (A) an aggregate of 4,129,753 shares of Common Stock held for the accounts of Greenlight Fund and Greenlight Qualified, (B) 4,867,858 shares of Common Stock held for the account of Greenlight Offshore, (C) 1,502,818 shares of Common Stock held for the managed account for which Advisors acts as investment manager, and (D) 90,000 shares of Common Stock held for the account of another private investment vehicle, the investment manager of which is controlled by Mr. Einhorn.

The filing of this Schedule 13G shall not be construed as an admission that any of the Reporting Persons is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of the shares of Common Stock owned by Greenlight Fund, Greenlight Qualified, Greenlight Offshore, the managed account for which Advisors acts as investment manager, or the other private investment vehicle whose investment manager is controlled by Mr. Einhorn.  Pursuant to Rule 13d-4, each of the Reporting Persons disclaims all such beneficial ownership except to the extent of their pecuniary interest in any shares of Common Stock, if applicable.

Item 4(b)	Percent of Class:

The information set forth in Rows 5 through 11 of the cover page for each Reporting Person is hereby incorporated by reference into this Item 4(b) for each such Reporting Person. The denominator for determining the percentage of shares of Common Stock held by each of the Reporting Persons was 200,000,000, which is the number of shares of Common Stock outstanding as of December 10, 2009, as reported in the Form 8-K filed by the Issuer on December 16, 2009 with the Securities and Exchange Commission.

CUSIP No. 125581801

Item 4(c)   Number of shares as to which each such person has voting and dispositive power:

The information set forth in Rows 5 through 11 of the cover page for each Reporting Person is hereby incorporated by reference into this Item 4(c) for each such Reporting Person.

Item 5	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit
Joint Filing Agreement by and among the Reporting Persons.

CUSIP No. 125581801

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:              February 16, 2010

Greenlight Capital, L.L.C.

By: /s/DANIEL ROITMAN
Daniel Roitman
Chief Operating  Officer

Greenlight Capital, Inc.

By: /s/DANIEL ROITMAN
Daniel Roitman
Chief Operating  Officer

DME Advisors, L.P.

By: DME Advisors GP, L.L.C.
its general partner

By: /s/DANIEL ROITMAN
Daniel Roitman
Chief Operating  Officer

DME Advisors GP, L.L.C.

By: /s/DANIEL ROITMAN
Daniel Roitman
Chief Operating  Officer

 /s/DANIEL ROITMAN*
Daniel Roitman, on behalf of David Einhorn

* The Power of Attorney, executed by David Einhorn authorizing Harry Brandler and Daniel Roitman to sign and file this Schedule 13G on David Einhorn’s behalf, which was filed with a Schedule 13G filed with the Securities and Exchange Commission on July 18, 2005 by the Reporting Persons with respect to the Ordinary Shares of Flamel Technologies S.A., is hereby incorporated by reference.

CUSIP No. 125581801

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 1                           Joint Filing Agreement by and among the Reporting Persons.

CUSIP No. 125581801

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G and/or 13D (including any and all amendments thereto) with respect to Common Stock of CIT Group Inc., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and/or 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 16, 2010.

Greenlight Capital, L.L.C.

By: /s/DANIEL ROITMAN
Daniel Roitman
Chief Operating  Officer

Greenlight Capital, Inc.

By: /s/DANIEL ROITMAN
Daniel Roitman
Chief Operating  Officer

DME Advisors, L.P.

By: DME Advisors GP, L.L.C.
its general partner

By: /s/DANIEL ROITMAN
Daniel Roitman
Chief Operating  Officer

DME Advisors GP, L.L.C.

By: /s/DANIEL ROITMAN
Daniel Roitman
Chief Operating  Officer

 /s/DANIEL ROITMAN*
Daniel Roitman, on behalf of David Einhorn